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                                    APPENDIX

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

INSTRUCTIONS FOR USING FORM N-8F

THIS FORM MAY BE FILED BY AN INVESTMENT COMPANY ("FUND") THAT IS CURRENTLY REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE INVESTMENT COMPANY ACT OF 1940 ("ACT"), IS SEEKING TO DEREGISTER, AND IS IN ONE OF THE FOUR CATEGORIES IN INSTRUCTION 1 BELOW.

1. To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1[17 CFR 270.8f-1]:

         (a) The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("MERGER");

         (b) The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("LIQUIDATION");

         (c) The fund qualifies for an exclusion from the definition of "investment company" under section 3(c)(1) or section 3(c)(7) of the Act ("ABANDONMENT OF REGISTRATION"); or

         (d) The fund has become a business development company ("BUSINESS DEVELOPMENT COMPANY").

2. If the fund is not eligible to use this form, refer to rule 0-2 under the Act [I7 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3. This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.
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4.       Amendments to this form also must be filed electronically (see
         Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.       No fee is required to submit this form or any amendments.

6. Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. See rule 30b1-1 under the Act [17 CFR 270.30b1-1]; Form N-SAR [17 CFR 274.101].

SEC'S COLLECTION OF INFORMATION
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction I may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. Section 3507. Responses to this collection of information will not be kept confidential.

TEXT OF THE FORM BEGINS ON THE NEXT PAGE

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I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [X]      MERGER

         [ ]      LIQUIDATION

         [ ]      ABANDONMENT OF REGISTRATION
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]      ELECTION OF STATUS AS A BUSINESS DEVELOPMENT COMPANY
                  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund: Pacific Horizon Funds, Inc.

3.       Securities and Exchange Commission File No.: 811-4293

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [ ]      Initial Application       [X]     Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): Pacific Horizon Funds, Inc., 400 Bellevue Parkway, Wilmington, Delaware 19809.

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: Kenneth L. Greenberg, Esq., Drinker Biddle & Reath LLP, One Logan Square, 18th and Cherry Streets, Philadelphia, PA 19103 (215) 988-1152.

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act (17 CFR 270.31a-1, .31a-2]:

         (1) Bank of America, National Trust and Savings Association, 555 South Flower Street, Los Angeles, California 90071, (888) 279-3457 (records relating to the investment adviser and administrator and to the sub-custodian for the Funds it services).

         (2) Provident Distributors, Inc., Four Falls Corporate Center, 6th Floor, West Conshohocken, Pennsylvania 19428-2961, (610) 239-4590 (records relating to the distributor).

         (3) Wellington Management Company, LLP, 75 State Street, Boston, Massachusetts 02109, (617) 951-5000 (records relating to the investment sub-adviser for the International Equity Fund).

         (4) The Bank of New York, 100 Church Street, 10th Floor, New York, New York 10286, (212) 437-3015 (records relating to the custodian for the Funds it services).

         (5)      PFPC Inc., 400 Bellevue Parkway, Wilmington, Delaware 19809,
                  (302) 791-1700 (records relating to the transfer agent and sub-administrator for the Funds it services).

         (6) BankAmerica Corporation, 101 South Tryon Street, Charlotte, North Carolina 20255-0001, (888) 279-3457 (Registrant's
                  Charter, By-Laws and Minute Books).

         (7) PNC Bank, National Association, 200 Stevens Drive, Lester, Pennsylvania 19113, (215) 585-5060 (records relating to the custodian for the Funds it services).

         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.       Classification of fund (check only one):

         [X]      Management company;

         [ ]      Unit investment trust; or

         [ ]      Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [X]      Open-end          [ ]   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                  Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                  Bank of America National Trust and Savings Association (investment adviser), 555 South Flower Street, Los Angeles, California 90071

                  Wellington Management Company, LLP (sub-adviser), 75 State Street, Boston, MA 02109

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
                  Robertson Stephens & Company Investment Management, L.P. (investment adviser), 555 California Street, San Francisco, California 94104

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                  Provident Distributors, Inc., Four Falls Corporate Center, 6th Floor, West Conshohocken, Pennsylvania 19428

                  Concord Financial Group, Inc., 3435 Stelzer Road, Columbus, Ohio 43219

13.      If the fund is a unit investment trust ("UIT") provide:

                  N/A

         (a)      Depositor's name(s) and address(es):

         (b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ]    Yes      [X]      No

         If Yes, for each UIT state:
                  Name(s):

         File No.:  811-__________

         Business Address:

15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes      [ ]   No

                  If Yes, state the date on which the board vote took place:
                  January 14, 1999

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes      [ ]   No

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                  If Yes, state the date on which the shareholder vote took
                  place:

                  May 4, 1999

                  If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]      Yes      [ ]    No

         (a) If Yes, list the date(s) on which the fund made those distributions:

                  May 14, 1999 with respect to the Government, Prime, Tax-Exempt Money, Treasury, Treasury Only, Flexible Income, Short-Term Government, National Municipal Bond, Aggressive Growth, International Equity and U.S. Government Securities Funds and May 21, 1999 with respect to the Asset Allocation, Blue Chip, California Municipal Bond, California Tax-Exempt Money Market, Capital Income and Intermediate Bond Funds.

         (b)      Were the distributions made on the basis of net assets?

                  [X]      Yes      [ ]   No

         (c)      Were the distributions made pro rata based on share ownership?

                  [X]      Yes      [   ]   No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

         (e)      Liquidations only: N/A
                  Were any distributions to shareholders made in kind?

                  [ ]    Yes      [ ]   No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only: N/A
                  Has the fund issued senior securities?

         [ ]    Yes      [ ]    No

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
         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [X]      Yes      [ ]    No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ]    Yes      [X]      No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [ ]    Yes      [X]      No

         If  Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)      Why has the fund retained the remaining assets?

         (c)      Will the remaining assets be invested in securities?

                  [ ]    Yes      [ ]   No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ]    Yes      [X]      No

         If Yes,

         (a)      Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation(1):

                  (i)      Legal expenses: $1,014,800

                  (ii)     Accounting expenses: $385,586

                  (iii)    Other expenses (list and identify separately):
                           $7,319,975






PROXY                                                                                                   $2,499,947
-----

BOARD DEFERRED COMPENSATION BUYOUT                                                                      $1,356,607

DIRECTORS INSURANCE CONTINUATION COVERAGE                                                                 $337,124

INTERFACE PROGRAMMING                                                                                     $315,000

FUND ACCOUNTING MIGRATION
     1st Data Retention (Contract Buyout)                                                               $2,000,000

TRANSFER AGENT
     Conversion Cost                                                                                      $811,297
                                                                                                       -----------
                                                                                                       $ 7,319,975


                  (iv)     Total expenses (sum of lines (i)-(iii) above):
                           $8,720,361

         (b) How were those expenses allocated? Banc of America Advisors, Inc., investment adviser to Nations Fund, Inc., Nations Fund Trust and Nations Institutional Reserves (the acquiring funds), paid all of the above expenses.

         (c) Who paid those expenses? Banc of America Advisors, Inc. paid the expenses of the reorganization.

         (d)      How did the fund pay for unamortized expenses (if any)?
                  Banc of America Advisors, Inc. paid any unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [X]      Yes      [ ]    No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

         Investment Company Act of 1940 Releases No. 23836 (Order) and 23807 (Notice)

V.       CONCLUSION OF FUND BUSINESS




(1) These expenses represent the reorganization of Pacific Horizon Funds, Inc., Master Investment Trust, Series I and Time Horizon Funds. The Blue Chip and Intermediate Bond Funds of Pacific Horizon Funds, Inc. invested all of their assets in the Blue Chip and Investment Grade Bond Master Portfolios of Master Investment Trust, Series I.

24.      Is the fund a party to any litigation or administrative proceeding?

         [ ]    Yes      [X]      No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]    Yes      [X]      No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger: Nations
                  Fund, Inc., Nations Institutional Reserves and Nations Fund
                  Trust. See Attachment A for additional information.

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811-4614 (Nations Fund, Inc.), 811-6030 (Nations Institutional Reserves), 811-4305 (Nations Fund Trust).

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  Nations Fund, Inc., File No. 333-69637, Form N-14 (filed 12/23/98); Nations Institutional Reserves, File No. 333-70027, Form N-14 (filed 12/31/98); Nations Fund Trust, File No. 333-69635, Form N-14 (filed 12/23/98).

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Pacific Horizon Funds, Inc., (ii) he is the Secretary of Pacific Horizon Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this

Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                         (Signature)

May 12, 2000                            /s/ W. Bruce McConnel
                                             W. Bruce McConnel
                                             Secretary

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                                  ATTACHMENT A

QUESTION NO. 26(a)


PACIFIC HORIZON FUND                         CORRESPONDING NATIONS FUND

                               Nations Fund, Inc.

Aggressive Growth Fund                       Nations Small Company Growth Fund
International Equity Fund                    Nations International Equity Fund
U.S. Government Securities Fund              Nations Government Securities Fund

                               Nations Fund Trust

Flexible Income Fund                         Nations Diversified Income Fund
National Municipal Bond Fund                 Nations Municipal Income Fund
Short-Term Government Fund                   Nations Short-Intermediate Government Fund

                         Nations Institutional Reserves

Asset Allocation Fund                        Nations Asset Allocation Fund
Blue Chip Fund                               Nations Blue Chip Fund
California Municipal Bond Fund               Nations California Municipal Bond Fund
California Tax-Exempt Money Market Fund      Nations California Tax-Exempt Reserves Fund
Capital Income Fund                          Nations Capital Income Fund
Government Fund                              Nations Government Reserves Fund
Intermediate Bond Fund                       Nations Intermediate Bond Fund
Prime Fund                                   Nations Cash Reserves Fund
Tax-Exempt Money Fund                        Nations Municipal Reserves Fund
Treasury Fund                                Nations Treasury Reserves Fund
Treasury Only Fund                           Nations Government Reserves Fund

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